FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated May 10, 2005 (“Avea and Research In Motion Launch BlackBerry for Mobile Professionals in Turkey")

News Release dated May 10, 2005 (“Orascom Telecom and Research In Motion Announce Plans to Bring BlackBerry to the Middle East, Africa and South Asia")

Page No 3 3

Document 1

May 10, 2005

FOR IMMEDIATE RELEASE

Avea and Research In Motion Launch BlackBerry for Mobile Professionals in Turkey

Istanbul, Turkey and Waterloo, Canada – Avea and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched BlackBerry® in Turkey.  Avea is offering the BlackBerry 7290 Wireless Handheld™ and the BlackBerry 7100g™ business phone to both enterprise and individual users. Today’s announcement follows the completion of successful BlackBerry trials with Avea’s major customers during the past several months and expands its data and voice communication services for both current and potential customers. With BlackBerry, Avea’s customers will be able to stay easily connected to people and information while on the go.

Developed and manufactured by RIM, the BlackBerry 7290™ and BlackBerry 7100g are both quad band mobile devices (850, 900, 1800 and 1900 MHz) that integrate wireless access to email, phone, organizer, Internet browser, text messaging and corporate data applications in a single integrated device. Both devices incorporate Bluetooth® support for hands-free calls with a wireless headset or car kit.  The BlackBerry 7290 features a full QWERTY keyboard and the smaller BlackBerry 7100g features the popular SureType keyboard technology that effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional ‘candy bar’ phone design.  Both devices also enable simple navigation for easy and intuitive handling.

Avea also plans to make BlackBerry services available to its customers on other manufacturers’ devices through RIM’s BlackBerry Connect™ licensing program.  Details of specific devices to be available through Avea will be provided at a later date.

“We continue to live up to our promise to provide the best available wireless products and services and the introduction of BlackBerry is proof of that commitment.  We are very proud to add BlackBerry to our offering to ensure that our customers continue to get the best from Avea,” said Cahit Paksoy, Board Member and CEO of Avea.

“BlackBerry is a proven solution and its popularity is spreading rapidly around the world,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion.  “We are very pleased to be working with Avea to help mobile professionals enhance their communications and productivity.”

BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

About Avea

Avea, the Turkish company with the highest capital, aims to raise the service quality in the sector. Being “the alternative operator” that has brought the real competition to the sector, Avea offers new products and opportunities, different tariffs to different groups for the usage of both individual and corporate customers in the private and public sectors. At the same time, Avea offers many first time services with the highest quality and the most economical prices through making use of all the advantages of the new technology and has undertaken the role of being a pioneer in the GSM sector as the technology leader.

Aiming to create new alternatives for its existing and potential subscribers by providing real solutions to meet their needs, Avea will continue to offer its services in the most competent way and under best conditions by making use of all the opportunities of the state-of-the-art technology.

See www.avea.com.tr for detailed information.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Research In Motion

Media Contacts:
Hotwire PR for RIM
+44 207 608 2500

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

May 10, 2005

FOR IMMEDATE RELEASE

Orascom Telecom and Research In Motion Announce Plans To Bring BlackBerry to the Middle East, Africa and South Asia

Cairo, Egypt and Waterloo, Canada – Orascom Telecom Holding S.A.E. (“OTH”) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer the BlackBerry® wireless communications solution to mobile customers in the Middle East, Africa and South Asia. BlackBerry will operate on Orascom’s GSM/GPRS networks and international roaming will be supported in countries where Orascom has GPRS roaming agreements in place.*

BlackBerry, developed and manufactured by RIM, provides always-on, push-based, mobile access to e-mail and other communications and information for both individual and corporate customers. BlackBerry will enable Orascom’s subscribers to access e-mail, phone, text messaging, calendar, Internet browser, organizer and corporate data applications via an integrated wireless platform. With their BlackBerry device, Orascom users will be able to easily and remotely manage their e-mail, appointments and contacts, as well as access corporate applications.

“Orascom Telecom is committed to providing its customers with the most powerful mobile communications tools available and we are therefore pleased to be working with RIM to introduce BlackBerry, the internationally popular wireless solution, to our subscribers,” said Ossama Bessada, Services Development Director at Orascom Telecom. “By using BlackBerry from Orascom, mobile customers will enhance the way they communicate at work and in their personal lives, increasing their productivity, efficiency and responsiveness.”

“BlackBerry is an extremely powerful business tool that provides an advanced wireless solution for communication and information which will enable our customers to be wirelessly connected throughout the day. It is also an excellent opportunity for international travelers visiting the countries we operate in to roam on our networks and connect directly to their offices using this highly developed technology,” added Emad Farid, Executive Officer for Operations Control at Orascom Telecom.

The BlackBerry service will be available with the easy-to-use BlackBerry 7290 Wireless Handheld™ and the BlackBerry 7100g™ business phone.

“BlackBerry is designed to provide mobile professionals with the best combined wireless email, phone and data experience and that optimized mobile experience has fuelled its adoption by over three million subscribers worldwide,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry also provides a secure, standards-based, robust and extensible platform for a wide range of wireless enterprise applications. We are very pleased to work with Orascom Telecom to bring BlackBerry to its customers in the Middle East, Africa and South Asia.”

For Orascom Telecom’s corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

Pricing and availability details for Orascom Telecom’s networks in specific countries will be available from Orascom at a later date.

_________________

About Orascom Telecom Holding

Orascom Telecom Holding S.A.E. (“Orascom Telecom”) is a leading mobile telecommunications company operating in nine emerging markets in the Middle East, Africa and South Asia, having a total population under license of approximately 520 million with an average mobile telephony penetration of approximately 6%. Orascom Telecom operates GSM networks in Algeria (“Djezzy”), Egypt (“MobiNil”), Pakistan (“Mobilink”), Iraq (“IraQna”), Bangladesh (“Banglalink”), Tunisia (“Tunisiana”), Congo Brazzaville (“Libertis”), Democratic Republic of Congo (“Oasis”) and Zimbabwe (“Telecel Zimbabwe”). Orascom Telecom had 14.5 million subscribers as of December 2004. Orascom Telecom is traded on the Cairo & Alexandria Stock Exchange under the symbol (ORTE.CA, ORAT EY), and on the London Stock Exchange its GDR is traded under the symbol (ORTEq.L, OTLD LI).

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Orascom
Name Hatim E. El Gammal
Title Investor Relations Director
Tel: +202461 5121
Email: hgammal@otelecom.com

Research In Motion
Media Contacts:
Hotwire PR for RIM
+44 207 608 2500

Courtney Flaherty
Brodeur for RIM
+1 212.771.3637
cflaherty@brodeur.com

Katie Lee
RIM, Asia Pacific
+ 852 6277 6841
kalee@rim.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

*Check with Orascom for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 10, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller